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October 26, 2011

Via EDGAR

Mara Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

BRP Finance ULC, Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc. and BRP Bermuda Holdings I Limited
Applications for Qualification on Form T-3
Filed October 25, 2011

Dear Ms. Ransom:

On behalf of our clients, BRP Finance ULC, Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc. and BRP Bermuda Holdings I Limited (collectively, the “Brookfield Entities”), we reference our telephone conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 6, 2011, September 19, 2011, September 21, 2011, September 22, 2011, October 3, 2011, October 4, 2011, October 5, 2011 and October 14, 2011 regarding the process for, and timing of, the filing of the Brookfield Entities’ Form T-3s (collectively, the “Form T-3s”).  Pursuant to the Staff’s instructions, we are filing this correspondence to notify the Staff of the Brookfield Entities’ intention that the effective date of the Arrangement (as described in the Form T-3s) occur on November 23, 2011, and to respectfully request that the Staff consider this timeline in its review of the Form T-3s.

The Brookfield Entities acknowledge that requests for acceleration of the effective date of the Form T-3s must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

•                                          Should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•                                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve any of the Brookfield Entities from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•                                          The Brookfield Entities may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 880-6010.  Please send copies of any correspondence relating to this submission to Andrew J. Beck by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 1114 Avenue of the Americas, New York, New York 10036.

Sincerely,

/s/ Andrew J. Beck

Andrew J. Beck

cc:	Josée Guibord (Brookfield Renewable Power Inc.) Rima Ramchandani Christopher A. Roehrig (Torys LLP)